Exhibit 99.2

PROXY CARD FOR SPECIAL MEETING OF SHAREHOLDERS OF

G. WILLI-FOOD INTERNATIONAL LTD.

FEBRUARY 27, 2025

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.
Please detach along perforated line and mail in the envelope provided.

022725

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒
		FOR	AGAINST	ABSTAIN			FOR	AGAINST	ABSTAIN
1.	To approve a revised Compensation Policy for a period of three years com- mencing on the date of approval by the shareholders at the Meeting.	☐	☐	☐	3.
Subject to the approval of proposal 2, to approve the appointment of Mr. Joseph Williger, Mr. Zwi Williger's brother, as the Company's CEO, for an additional period of three years, commencing on the date of approval by the shareholders at the Meeting.
							☐	☐	☐

		YES	NO				YES	NO
1a.	Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of pro- posal 1? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐		3a.	Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of proposal 3? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐
							FOR	AGAINST	ABSTAIN
4.
Subject to the approval of the revised Compensation Policy (proposal 1) and the appoint- ment of Mr. Zwi Williger as the Company’s Chairman of the Board (proposal 2), to approve an amendment to the terms of office of Mr. Zwi Williger, a controlling shareholder, com- mencing on January 1, 2025.
							☐	☐	☐
		FOR	AGAINST	ABSTAIN
2.
Subject to the approval of proposal 3, to approve the appointment of Mr. Zwi Williger as the Company’s Chairman of the Board for an additional period of three years, commencing on the date of approval by the share- holders at the Meeting.
		☐	☐	☐
							YES	NO
					4a.	Do you have a personal interest in the approval of proposal 4? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐
		YES	NO				FOR	AGAINST	ABSTAIN
2a.	Are you a controlling shareholder in the Company (as defined in the Israeli Companies Law) or do you have a personal interest in the approval of pro- posal 2? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐		5.
Subject to the approval of the revised Compensation Policy (proposal 1) and the appoint- ment of Mr. Joseph Williger, a controlling shareholder, as the Company’s CEO (proposal 3), to approve an amendment to the terms of office of Mr. Joseph Williger, commencing on January 1, 2025.
							☐	☐	☐

							YES	NO
					5a.	Do you have a personal interest in the approval of proposal 5? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐
							FOR	AGAINST	ABSTAIN
					6.	To approve the terms of office of Mrs. Dana Williger Schutz, daughter of Mr. Joseph Williger, as the Company's head of marketing, commencing on the date of approval by the shareholders in the Meeting	☐	☐	☐
							YES	NO
					6a.	Do you have a personal interest in the approval of proposal 6? (MUST BE COMPLETED FOR VOTE TO BE COUNTED).	☐	☐

The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐

Signature of Shareholder	Date:	Signature of Shareholder	Date:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.

G. WILLI-FOOD INTERNATIONAL LTD.

This Proxy is solicited
on behalf of the Board of Directors

The undersigned shareholder of G. WILLI-FOOD INTERNATIONAL LTD. (the “Company”) does hereby appoint Mr. Joseph Williger and/or Mr. Yitschak Barabi with full power of substitution and revocation, to vote, as designated below, all of the Ordinary Shares of the Company which the undersigned is entitled to  vote at  the  Special Meeting of Shareholders of the Company (the "Meeting"), to be held at the offices of the Company, 4 Nahal Harif Street, Northern Industrial Zone, Yavne 8122216 Israel, on February 27, 2025 at 4 p.m. Israel time, and at any adjournment thereof, upon:

This proxy, when properly executed, will be voted in the manner directed herein. If no  such direction is  made, this proxy will be voted in accordance with the Board of Directors' recommendations.

(Continued and to be signed on the reverse side)